August 25, 2022

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549

Re:	ENTREPRENEUR UNIVERSE BRIGHT GROUP

Amendment No. 10 to Registration Statement on Form 10

Filed August 9, 2022

File No. 000-56305

Dear Sir/Madam:

On behalf of Entrepreneur Universe Bright Group (the “Company”), we are responding to the Staff’s comment letter dated August 16, 2022. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses. The Company has filed an amendment to the Form 10 (the “Amendment”) to include all the proposed disclosures set forth herein once it clears the Staff’s comments.

Amendment No. 10 to Form 10 Filed August 9, 2022

Item 13. Financial Statements and Supplementary Data, page F-1

1.	We note you filed your Form 10-Q for the interim period ended June 30, 2022. Please update the financial statements in the Form 10 to include this interim period pursuant to Rule 8-08 of Regulation S-K. Conform the presentation throughout the filing (for example, MD&A) as appropriate.

Response:	In response to the Staff’s comments, the Company has updated the financial statements in its Amendment No. 10 (the “Amendment”) to the Form 10 and related disclosures, as applicable, to include the interim period ended June 30, 2022 pursuant to Rule 8-08 of Regulation S-K. The Company has made conforming changes in the Amendment, as applicable, to update the financial information of the Company as of the interim period ended June 30, 2022.

The Company has also revised Item 2. Financial Information to include its Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, and the six months ended June 30, 2022 as compared to the six months ended June 30, 2021.

In addition, the Company has revised Item 13. Financial Statements and Supplementary Data to include its Condensed Unaudited Financial Statements for the Three and Six Months ended June 30, 2022 and 2021.

We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this submission, please contact the Company’s U.S. counsel Charles Law of Law and Law, PC by phone at 650-965-5502 or via e-mail at charles@lawandlaw.net.

In connection with the Staff’s comments, the Company hereby acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, actions or absence of action by the staff.

Very truly yours,

/s/ Guolin Tao
Guolin Tao
CEO
Entrepreneur Universe Bright Group